GRUPO CASA SABA, S.A.B. DE C.V.
General Ordinary Shareholders Meeting
April 29, 2008

SUMMARY OF RESOLUTIONS

GENERAL ORDINARY SHAREHOLDERS MEETING

I. Presentation and, in its case, approval of the report submitted by the Board of Directors regarding the company’s performance during the fiscal year ended December 31, 2007, pursuant to Article 172 of the General Law of Commercial Companies, including the financial statements for the year ended on December 31, 2007.

The Company and its subsidiaries’ financial statements were approved in their entirety for the fiscal year beginning on January 1 and ending on December 31, 2007. In addition, the shareholders were informed that, to date, the Company has complied with all of its fiscal obligations for fiscal year 2006 and that the report related to its compliance with its fiscal obligations was presented and approved. The Board of Directors’ report, which includes: a report regarding the main policies and accounting principals as well as information pertaining to how the financial information was prepared and a report that addressed the operations and business activities for which the Board participated in, was reviewed and approved.

II. Presentation and, in its case, approval of a proposal for the allocation of profits, including the decree and payment of a shareholders dividend in the amount of $170,000,000.00 (one hundred seventy million pesos 00/100 Mexican pesos).

It was resolved to apply 5% (five percent) of the profits obtained during fiscal year 2007 to the Company’s legal reserve, pursuant to Article 20 of the General Law of Commercial Companies. In addition, a cash dividend of $0.6405 M.N. per share was declared, up to the amount of $170,000,000.00 (one hundred seventy million pesos 00/100 Mexican pesos), which will be taken from the Net Consolidated Tax Profit Account. Said dividend will be paid on a date to be determined by the Company’s Board of Directors, but which will be prior to December 31, 2008.

III. Presentation and, as the case may be, approval of the Chief Executive Officer’s report, pursuant to Article 44, Section XI of the Securities Market Law.

The Chief Executive Officer’s report was reviewed and approved for the fiscal period ended on December 31, 2007, pursuant to Article 44, of the Securities Market Law.

IV. Presentation of the Board of Directors’ Opinion regarding the content of the Company’s Chief Executive Officer’s report.

The Board of Directors’ opinion regarding the report submitted by the Chief Executive Officer was reviewed and approved.

V. Presentation and, as the case may be, approval of the report submitted by the President of the Audit Committee and the Executive Committee.

The Audit Committee’s report for the fiscal year ended on December 31, 2007 was approved in its entirety, pursuant to Article 43 of the Securities Market Law.

VI. Acceptance of resignations, proposed appointments and, as the case may be, ratification of the members of the Board of Directors and the Secretary.

It was resolved to accept the resignation of Mr. Patricio Trad Cepeda as an independent board member of the Board of Directors and as a member of the Company’s Audit Committee. The Board would like to thank him for his service as a Board Member and hereby grants him the broadest release permitted under applicable law for any and all of the acts and activities carried out during the exercise of his position.

It was resolved to appoint Mr. Juan Carlos Peralta del Río to the Company’s Board of Directors as an independent board member. Mr. Peralta del Río accepted said post.

As of today, the Company’s Board of Directors is comprised of the following individuals:

                           Director                                           Post
                     Isaac Saba Raffoul                           Chairman
                     Moisés Saba Ades                       Vice-Chairman
                    Alberto Saba Ades                        Vice-Chairman
                    Manuel Saba Ades                        Vice-Chairman
                   Gabriel Saba Djamus                      Board Member
                 José Elstein Japchik                Independent Board Member
                 Gabriel Alarcón Vázquez         Independent Board Member
               Juan Carlos Peralta del Río       Independent Board Member
                Alejandro Sadurni Gómez      Alternate Independent Director
                     Ivan Moguel Kuri        Alternate Independent Board Member

It was resolved to ratify Mr. Francisco Fuentes Ostos as the Company’s Secretary, without being a Board member.

VII. Acceptance of resignations, proposed appointments and, as the case may be, ratification of the members of the Audit Committee as well as the appointment and, as the case may be, ratification of the President of said Committee.

It was resolved to ratify Mr. José Elstein Japchik and Mr. Gabriel Alarcón Velázquez as members of the Audit Committee. Mr. Patricio Trad Cepeda’s resignation was accepted and Mr. Juan Carlos Peralta del Río was appointed as a Committee member. In addition, Mr. José Elstein Japchik was ratified as the President of this Committee.

Furthermore, it was resolved that the Audit Committee will continue to carry out its functions in the areas of auditing and corporate practices.

VIII. Appointment and, as the case may be, ratification of the members of the Executive Committee as well as the appointment and, as the case may be, ratification of the President of said Committee.

It was resolved to ratify Mr. Manuel Saba Ades, Mr. Alberto Saba Ades and Mr. Moisés Saba Ades as members of the Executive Committee.

IX. Appointment or ratification, as the case may be, of the Company’s Chief Executive Officer.

Mr. Manuel Saba Ades was ratified as the Company’s Chief Executive Officer.

X. Remuneration for the members of the Board of Directors, the Audit Committee, the Executive Committee as well as the Secretary and the Chief Executive Officer.

The shareholders thanked the alternate members, the members of the Board of Directors, the Executive Committee, the Audit Committee and the Company Secretary, who is a non-Board member, for renouncing any type of remuneration for their appointment and for carrying out their duties.

XI. Designation of delegates who will comply with and execute the resolutions adopted during this shareholders meeting.

It was resolved to appoint the following persons as delegates to the shareholders meeting: Mr. Manuel Saba Ades, Mr. Pedro Alejandro Sadurni Gómez, Mr. Jesús Guerra de Luna, Mr. Rodrigo Echagaray Rodríguez, Mr. Francisco Fuentes Ostos, Mr. Patricio Alejandro Trad Cepeda, Ms. Marisol Palomares Navarro, Ms. Mirem Arriola Herce and Mr. Federico Martens Alva, in order for them to appear before the notary public of their choice to execute, in part or in its totality, the resolutions approved during this shareholders meeting, to certify (notarize) the resolutions, in person or with an authorized third party, with the Registro Público de Comercio (Public Register of Commerce) of Mexico City and to perform all of the necessary acts in order to execute the resolutions adopted by the shareholders at the meeting.

Mr. Manuel Saba Ades, Mr. Pedro Alejandro Sadurni Gómez, Mr. Jesús Guerra de Luna, Mr. Rodrigo Echagaray Rodríguez, Mr. Francisco Fuentes Ostos and Mr. Patricio Alejandro Trad Cepeda were authorized, as delegates of the shareholders meeting, to file all notices and notifications and to carry out any necessary action before the National Securities and Banking Commission (Comisión Nacional Banacaria y de Valores), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), the Securities Depositary Institution (S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.) and any other Entity or Institution, public or private, related to the resolutions adopted at the shareholders meeting.